Exhibit 99.1

The amount reported includes 81,338 shares of Common Stock issuable in exchange for the 17,823 shares of Series A Cumulative Redeemable Exchangeable Preferred Stock of HLI Operating Company, Inc. (the “Series A Preferred Stock”) held of record by AP Wheels.  Holders of shares of Series A Preferred Stock may at any time exchange their shares of Series A Preferred Stock into shares of the Issuer’s Common Stock.  The amount reported also includes Series A Warrants exercisable for 30,492 shares of Common Stock.  The Series A Warrants may be exercised at any time upon notice to the Issuer and payment of the exercise price of $25.83 per share, subject to adjustment.